GIBSON DUNN	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

July 3, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:     Mr. John Reynolds - Assistant Director

                      Ms. Pamela Howell

Re:	Ambev S.A.
Company Response Letter, filed on July 3, 2013
Registration Statement on Form F-4, filed on June 28, 2013
File: 377-00131
CIK No. 0001565025

On behalf of Ambev S.A. (“Newbev”) and Companhia de Bebidas das Américas – Ambev (“Ambev” and, together with Newbev, the “Companies”), we take this opportunity to submit to the staff of the U.S. Securities and Exchange Commission (the “Commission”) the following materials attached as Exhibits 1, 2 and 3 to this correspondence:

—	Exhibit 1: selected pages from a draft of Amendment No. 1 (the “Draft Amendment”) to Newbev’s registration statement on Form F-4 (which Draft Amendment Newbev intends to file with the Commission as promptly as possible) showing certain proposed changes to that registration statement’s tax disclosure to address comment no. 3 contained in a comment letter of the Staff, dated June 27, 2013 (the “Staff Comment No. 3”);

—	Exhibit 2: draft opinion of the Companies’ Brazilian tax counsel, as revised to address Staff Comment No. 3; and

—	Exhibit 3: draft opinion of the Companies’ United States tax counsel, as revised to address Staff Comment No. 3.

Sincerely,

/s/ Kevin W. Kelley

Kevin W. Kelley

KWK/FA

cc:  Nelson José Jamel – Chief Financial Officer

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich

New York • Orange County • Palo Alto  • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

EXHIBIT 1: DRAFT PAGES OF F-4/A NO. 1

common control where consolidated financial statements are prepared (i.e., ABI accounting basis). As a result of the completion of the Contribution, the consolidated financial position and results of operations of Newbev include the historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent company, upon its acquisition of Ambev in 2004 and subsequent additional investments. Such purchase accounting adjustments relate to goodwill, fair value adjustments on property, plant and equipment and related deferred tax effect. The combined financial statements of Newbev and the Ambev equity interests held by ABI-controlled entities reflecting such predecessor value method accounting, or the Newbev Predecessor combined financial statements, are included elsewhere in this prospectus. These Newbev Predecessor combined financial statements are the historical consolidated financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution.

The Newbev Predecessor combined financial statements reflect the consolidation of Ambev, with the equity interest in Ambev not owned by ABI being shown as a noncontrolling interest. The exchange of shares in the Stock Swap Merger will be considered a transaction with noncontrolling interests that does not result in the loss of control, and will be accounted for as an equity transaction. The value of the Newbev common shares issued in the Stock Swap Merger will be recorded on Newbev’s capital stock and capital reserve accounts in equity, thus increasing flexibility for management of our capital structure. An offsetting amount equal to the difference between the value of the new Newbev common shares issued by Newbev and the carrying value of the Ambev shares acquired by Newbev will be recorded in an equity reserve account on Newbev’s balance sheet, in which case Newbev’s shareholders’ equity value will be equivalent to Ambev’s shareholders’ equity value immediately prior to the Stock Swap Merger. Also, upon completion of the Stock Swap Merger, Newbev’s financial statements will not reflect any noncontrolling interest accounts.

Q:	What are the U.S. federal income tax consequences of the Stock Swap Merger?
A:	The exchange of Ambev common shares, preferred shares or ADSs solely for new Newbev common shares or ADSs should qualify as a tax-free exchange of Ambev ADSs or shares of Ambev common or preferred stock for Newbev ADSs or shares of Newbev common stock for U.S. federal income tax purposes, and Newbev intends to treat it as such. However, this conclusion is not free from doubt~~.~~, as discussed in more detail in ““Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations—The Proposed Stock Swap Merger—Tax Treatment of the Proposed Stock Swap Merger.”

In addition, the tax consequences of the Stock Swap Merger to you will depend on your specific situation. You should consult your tax advisor for a full understanding of the U.S. federal, state, local, Brazilian and other foreign tax consequences to you of the Stock Swap Merger and of the ongoing ownership and disposition of the Newbev common shares and ADSs that you will receive in this transaction, if approved. See “Part Five: The Stock Swap Merger—Tax Considerations,” for a description of the material U.S. federal income and Brazilian tax consequences of the Stock Swap Merger. In addition, see “Part Three: Risk Factors—Risks Relating to the Stock Swap Merger—We have not obtained a ruling under U.S. federal income tax law regarding the U.S. income tax consequences to U.S. holders of the new Newbev common shares and ADSs resulting from the Stock Swap Merger.”

Q:	Are there risks associated with the Stock Swap Merger that I should consider when deciding on how to exercise my shareholder rights in connection with the transaction?
A:	Yes. There are a number of risks related to the Stock Swap Merger that are discussed in this prospectus. In particular, please read the detailed description of risks associated with the Stock Swap Merger in “Part Three: Risk Factors—Risks Relating to the Stock Swap Merger.”
Q:	Where can I find more information about Ambev, Newbev and the Stock Swap Merger?
A:	You can find more information about Ambev, Newbev and the Stock Swap Merger from the various sources described under “Part Seven: Additional Information for Shareholders—Where You Can Find More Information.”

company. This new Board will include the two new independent directors in addition to nine other directors, who are expected to be appointed from Ambev’s current Board of Directors. This second election of directors for Newbev will be conducted to ensure that all the new members of the full Board of Directors of Newbev who will manage the company following the Stock Swap Merger, if approved, are not appointed by IIBV and AmBrew before that transaction is consummated and, therefore, while those two entities are Newbev’s sole shareholders. It is expected that the term of office of the new members to be elected to Newbev’s Board of Directors after the consummation of the Stock Swap Merger will expire with Newbev’s 2016 Annual General Shareholders’ Meeting.

Newbev currently has two executive officers, with Mr. Ricardo Gonçalves Melo as investor relations officer and Ms. Daniela Rodrigues Lopes as a general executive officer. These executive officers are employees of Ambev.

As soon as reasonably practicable following the Ambev EGM, a meeting of Newbev’s ten-member Board of Directors to be elected at a shareholders’ meeting of Newbev following the Ambev EGM will be held to replace Newbev’s two current executive officers with eleven new executive officers, all of whom are the current executive officers of Ambev and have their mandates as Ambev executive officers expiring on December 31, 2013. It is expected that the term of office of the new executive officers of Newbev to be elected after the Ambev EGM will expire in 2016.

Stock Exchange Matters

If the Stock Swap Merger is approved, we expect that the Newbev common shares and ADSs issued in connection with the Stock Swap Merger will be listed and admitted to trading on the BM&FBOVESPA and NYSE, respectively, on or about the date the transaction is consummated. The Newbev common shares and ADSs are expected to trade on the BM&FBOVESPA and NYSE under the ticker symbols “ABEV3” and “ABEV,” respectively.

After the consummation of the Stock Swap Merger, the Ambev common and preferred shares will be delisted from the BM&FBOVESPA and the Ambev ADSs will be delisted from the NYSE.

Accounting Treatment of the Contribution and the Stock Swap Merger

Under IFRS, as issued by the IASB, the Contribution has been accounted for as a combination of entities under common control using the predecessor value method. Under the predecessor value method, the book values used to record assets and liabilities are those in the consolidated financial statements of ABI, the ultimate parent or the highest level of common control where consolidated financial statements are prepared (i.e., ABI accounting basis). As a result of the completion of the Contribution, the consolidated financial position and results of operations of Newbev include the historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent company, upon its acquisition of Ambev in 2004 and subsequent additional investments. Such purchase accounting adjustments relate to goodwill, fair value adjustments on property, plant and equipment and related deferred tax effect. The Newbev Predecessor combined financial statements reflect such predecessor value method accounting and have been included elsewhere in this prospectus. These Newbev Predecessor combined financial statements are the historical consolidated financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution.

The Newbev Predecessor combined financial statements reflect the consolidation of Ambev, with the equity interest in Ambev not owned by ABI being shown as a noncontrolling interest. The exchange of shares in the Stock Swap Merger will be considered a transaction with noncontrolling interests that does not result in the loss of control, and will be accounted for as an equity transaction. The value of the Newbev common shares issued in the Stock Swap Merger will be recorded on Newbev’s capital stock and capital reserve accounts in equity, thus increasing flexibility for management of our capital structure. An offsetting amount equal to the difference between the value of the new Newbev common shares issued by Newbev and the carrying value of the Ambev shares acquired by Newbev will be recorded in an equity reserve account on Newbev’s balance sheet, in which case Newbev’s shareholders’ equity value will be equivalent to Ambev’s shareholders’ equity value immediately prior to the Stock Swap Merger. Also, upon completion of the Stock Swap Merger, Newbev’s financial statements will not reflect any noncontrolling interest accounts.

Material Tax Considerations

            The proposed Stock Swap Merger should qualify as a tax-free exchange of Ambev ADSs or shares of Ambev common or preferred stock for Newbev ADSs or shares of Newbev common stock for U.S. federal income tax purposes, and Newbev intends to treat it as such. If the Stock Swap Merger so qualifies as a tax-free exchange, generally no gain or loss will be recognized by a holder of Ambev common shares, preferred shares or ADSs upon such holder’s receipt solely of Newbev common shares or ADSs in exchange for Ambev common shares, preferred shares or ADSs for U.S. federal income tax purposes pursuant to the proposed Stock Swap Merger. However, this conclusion is not free from doubt~~.~~, as discussed in more detail in “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations—The Proposed Stock Swap Merger—Tax Treatment of the Proposed Stock Swap Merger.”

In addition, the tax consequences of the Stock Swap Merger to you will depend on your specific situation. We urge you to consult your tax advisor for a full understanding of the U.S. federal, state, local, Brazilian and other foreign tax consequences to you arising from the Stock Swap Merger and of the ongoing ownership and disposition of the Newbev common shares and ADSs that you will receive in this transaction, if approved.

The foregoing is a brief summary of the material U.S. federal income tax consequences of the Stock Swap Merger and is qualified in its entirety by the more detailed general summary of the material U.S. federal income tax consequences of the transaction contained in “Part Five: The Stock Swap Merger—Tax Considerations.”

Selected Historical and Pro Forma Financial Data

Presentation of Financial Information

The following financial statements are included in this prospectus:

—	Newbev’s audited financial statements prepared in accordance with IFRS as of and for the years ended December 31, 2012 and 2011;
—	the audited combined financial statements of Newbev and all Ambev equity interests held by ABI-controlled entities, or the Newbev Predecessor combined financial statements, prepared in accordance with IFRS as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010. The Newbev Predecessor combined financial statements include the results of operations of Ambev and Newbev, using ABI’s accounting basis for its investment in Ambev. These financial statements will become the historical financial statements of Newbev after the Contribution, after giving retroactive effect in earnings per share to the number of Newbev common shares outstanding immediately after the Contribution. As such, the accompanying audited Newbev Predecessor combined financial statements include historical Ambev financial statements in addition to certain purchase accounting adjustments recognized by ABI, our ultimate parent, upon its acquisition of Ambev in 2004 and subsequent additional investments;
—	Ambev’s audited consolidated financial statements prepared in accordance with IFRS as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, which have been included in “Item 17. Financial Statements” of Ambev’s Annual Report on Form 20-F for the year ended December 31, 2012, or the 2012 Ambev 20-F, included as Annex A to this prospectus; and
—	Ambev’s unaudited consolidated interim financial statements prepared in accordance with IFRS as of March 31, 2013 and for the quarters ended March 31, 2013 and 2012.

As required under the Brazilian Corporation Law, following the Stock Swap Merger Newbev will also prepare parent company (individual) financial statements with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

—	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which in this prospectus is also referred to collectively as the Brazilian Corporation Law;
—	the rules and regulations of the CVM, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and
—	the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis).

Parent company (individual) financial statements for Newbev are statutorily required for certain purposes, the most relevant of which is the calculation of dividends. Newbev’s parent company (individual) financial statements in accordance with Brazilian GAAP will not be prepared for purposes of disseminating additional financial information on Newbev to investors. Brazilian GAAP, as will be applied in the preparation of Newbev’s parent company (individual) financial statements, differs from IFRS as issued by the IASB in that (1) Brazilian GAAP require presentation of a value added statement and (2) Brazilian GAAP require the application of the equity method of accounting in investments in associates and subsidiaries, while under IFRS as issued by the IASB these are recorded either at their cost or fair value.

Newbev maintain its books and records in reais. However, solely for the convenience of the reader, Newbev has translated certain amounts included in this section and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of March 31,

(including the Stock Swap Merger), the Brazilian Corporation Law does not: (1) establish any specific minimum or maximum exchange ratio for the transaction, (2) require that the board of directors of the companies involved formally make a determination that the terms of the transaction are “fair,” either procedurally or financially, to noncontrolling shareholders, or (3) require the establishment of any special independent committee or otherwise provide for a review and, if necessary, alteration of the proposed voting or other corporate governance procedures applicable to the transaction.

We will continue to have a distinct controlling shareholder following the Stock Swap Merger.

The equity stake to be held by each Ambev shareholder in Newbev after the Stock Swap Merger will be the same as the total equity stake held by those shareholders in Ambev prior to the consummation of the transaction. However, because the Ambev preferred shares will be converted into Newbev common shares and Newbev’s capital stock will be comprised exclusively of common shares as a result of the Stock Swap Merger, the voting power that all of Ambev’s common shareholders, including our controlling shareholders, have in us before the Stock Swap Merger will be diluted after the transaction. Nevertheless, given the significant 74.0% stake that ABI beneficially owns in the Ambev common shares, ABI will continue to beneficially own a relevant stake of 61.9% both in Newbev’s total and voting capital stock after the Stock Swap Merger and, therefore, be able to continue to control our corporate affairs subject to a shareholders’ agreement that two of its subsidiaries have with FAHZ to govern the control power over Newbev’s corporate affairs, or the Newbev Shareholders’ Agreement. See “—Risks Relating to the Newbev Common Shares and ADSs—Our current controlling shareholders will continue to be able to determine the outcome of our most significant corporate actions.”

The CVM may suspend the Ambev EGM for up to 15 days.

The CVM may suspend the Ambev EGM for up to 15 days in order to analyze the Stock Swap Merger and verify that it does not breach applicable Brazilian laws or regulations. Although we believe that the proposed Stock Swap Merger and its terms do not breach those laws or regulations, we cannot predict the outcome of any such analysis of the Stock Swap Merger by the CVM.

~~We have not obtained a ruling under U.S. federal income tax law~~There is uncertainty regarding the U.S. income tax consequences to U.S. holders of the new Newbev common shares and ADSs resulting from the Stock Swap Merger~~. We have not requested a ruling from~~, and as we have not requested (and will not request) any ruling relating to these tax consequences, you could be subject to U.S. federal income tax on the exchange of your Ambev shares or ADSs for Newbev common shares or ADSs pursuant to the Stock Swap Merger if the intended U.S. federal income tax treatment of the proposed Stock Swap Merger were to be successfully challenged by the Internal Revenue Service~~, or the IRS, as to the U.S. federal income tax consequences of the Stock Swap Merger. It is intended that the~~.

The proposed Stock Swap Merger should qualify as a tax-free exchange of Ambev ADSs or shares of Ambev common or preferred stock for Newbev ADSs or shares of Newbev common stock for U.S. federal income tax purposes~~.In that event, the exchange~~, and Newbev intends to treat it as such. If the Stock Swap Merger so qualifies as a tax-free exchange, generally no gain or loss will be recognized by a U.S. holder of Ambev common shares, preferred shares ~~and~~or ADSs ~~for new~~upon such holder’s receipt solely of Newbev common shares ~~and ADSs~~or ADSs in exchange for Ambev common shares, preferred shares or ADSs for U.S. federal income tax purposes pursuant to the proposed Stock Swap Merger ~~generally will be tax-free for U.S. federal income tax purposes to exchanging U.S. holders (for the definition of “U.S. holders,” see~~. However, this conclusion is not free from doubt, as discussed in more detail in “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations~~”). If, however, contrary to our intention,~~ —The Proposed Stock Swap Merger—Tax Treatment of the Proposed Stock Swap Merger.” Furthermore, we have not requested (and will not request) any ruling from the Internal Revenue Service, or the IRS, as to the U.S. federal income tax consequences of the Stock Swap Merger. If the Stock Swap Merger does not qualify for tax-free exchange treatment, then the Stock Swap Merger will be taxable to U.S. holders, and certain Non-U.S. holders, of Ambev shares and ADSs on the exchange of their Ambev shares or ADSs for Newbev common shares or ADSs pursuant to the Stock Swap Merger.

For a discussion of certain other U.S. tax matters that may be relevant to U.S. holders and Non-U.S. holders, see “Part Five: The Stock Swap Merger—Tax Considerations—Material U.S. Federal Income Tax Considerations.~~”~~

There is no clear guidance under Brazilian law regarding the income tax consequences to non-residents of Brazil resulting from a transaction such as the Stock Swap Merger.

There is no specific legislation or rule nor judicial precedent regarding the Brazilian income tax consequences to non-residents of Brazil resulting from a transaction such as the Stock Swap Merger. Based on the advice of our external

A “non-U.S. holder” is a beneficial owner of Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs that is not a U.S. person for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state, local and other tax consequences of the Stock Swap Merger and of holding and disposing of Newbev common shares or Newbev ADSs in your particular circumstances.

If an entity treated as a partnership for U.S. federal income tax purposes holds Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in Ambev common shares, preferred shares or ADSs or Newbev common shares or Newbev ADSs is urged to consult his, her or its own tax advisor.

This section addresses only U.S. federal income taxation.

The Proposed Stock Swap Merger

Tax Treatment of the Proposed Stock Swap Merger

~~The~~Subject to the assumptions set forth above, it is the opinion of Sullivan & Cromwell LLP that the proposed Stock Swap Merger should qualify as a tax-free exchange of Ambev common shares, preferred shares or ADSs for shares of Newbev common stock or Newbev ADSs for U.S. federal income tax purposes, and Newbev intends to treat it as such. This conclusion is based on ~~the belief that~~a significant body of sometimes conflicting case law commonly known as the “step transaction” doctrine. Under the “step transaction” doctrine, we believe the Contribution and the proposed Stock Swap Merger should be treated as occurring pursuant to a single plan and, as a result, for ~~the~~ purposes of the relevant provisions of the Code, should be treated as a single transaction. However, this conclusion is not free from doubt because ~~it relies on a significant body of sometimes conflicting case law and no~~, under the “step transaction” doctrine, whether or not one or more transactions, or “steps”, are integrated to be treated as a single transaction depends on all of the facts and circumstances surrounding the transactions, and courts have applied this doctrine inconsistently (sometimes emphasizing the importance of particular facts over others) to a large variation of facts over several decades. No advance U.S. federal income tax ruling has been (or will be) sought from the IRS regarding the tax consequences of the transactions described herein. Consequently, there is no assurance that the IRS or the U.S. courts will agree with the analysis set forth herein. If the Contribution and the proposed Stock Swap Merger were treated as separate and independent transactions of each other for U.S. federal income tax purposes and, as a result, the exchange of shares pursuant to the proposed Stock Swap Merger does not qualify as a tax-free exchange, the exchange of Ambev common shares, preferred shares or ADSs for Newbev common shares or Newbev ADSs will be taxable to U.S. holders and to those Non-U.S. holders as described under “—Shareholder Appraisal Rights—Non-U.S. Holders” below.

The following discussion assumes that the Contribution and the proposed Stock Swap Merger are treated as a single transaction for the relevant provisions of the Code and that the proposed Stock Swap Merger qualifies as a tax-free exchange.

Subject to certain rules relating to a passive foreign investment company, or PFIC, discussed below in “—Certain PFIC Considerations Related to the Proposed Stock Swap Merger,” the following material U.S. federal income tax consequences will result to a U.S. holder or non-U.S. holder from the Stock Swap Merger:

—	such holder will not recognize gain or loss upon receipt of Newbev common shares or Newbev ADSs in exchange for Ambev common shares, preferred shares or ADSs in the Stock Swap Merger;
—	such holder’s aggregate basis in the Newbev common shares or Newbev ADSs received in the Stock Swap Merger will be equal to such holder’s aggregate tax basis in the Ambev common shares, Ambev preferred shares or Ambev ADSs surrendered; and
—	such holder’s holding period for the Newbev common shares or Newbev ADSs received in the Stock Swap Merger will include such holder’s holding period for the Ambev common shares, preferred shares or ADSs surrendered.

Where different blocks of Ambev common shares, preferred shares or ADSs were acquired at different times and at different prices, the tax basis and holding period of such Ambev common shares, preferred shares or ADSs may be determined with reference to each block of Ambev common shares, preferred shares or ADSs.

Please consult your own tax advisor as to the U.S. federal income tax consequences of any Brazilian tax required to be paid in respect of the Stock Swap Merger.

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Material Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences ~~for~~that, in the opinion of Lefosse Advogados, apply to a holder that is not resident or domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder, ~~of~~in connection with (1) the exchange of Ambev shares and ADSs for new Newbev common shares and ADSs as a result of the Stock Swap Merger and (2) the subsequent ownership and disposition of Newbev common shares and ADSs.

This discussion does not address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder, and may include information based on Brazilian tax laws and regulations that lend themselves to different interpretations. Therefore, Non-Brazilian Holders should consult their own tax advisor about the Brazilian tax consequences of the Stock Swap Merger and of an investment in Newbev common shares and ADSs.

Taxes Relating to the Stock Swap Merger

Income Tax

As a result of the Stock Swap Merger, Non-Brazilian Holders of Ambev shares and ADSs will receive new Newbev common shares and ADSs, respectively. The Brazilian tax implications of this exchange of shares and ADSs are not expressly provided for under Brazilian tax laws.

Pursuant to the advice of our external Brazilian tax counsel, there are arguments to sustain that no taxation is due upon the exchange by Non-Brazilian Holders of Ambev shares and ADSs for new Newbev common shares and ADSs in the Stock Swap Merger. This position is based mainly on the fact that the mere exchange of shares and ADSs does not necessarily give rise to any income which is legally or economically available to Non-Brazilian Holders. With respect to ADSs in particular, this conclusion is also based on the fact that ADSs should arguably not be viewed as assets located in Brazil, although there is no certainty on how courts might rule on this line of reasoning. See “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADSs—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.”

There is a risk that Brazilian tax authorities may adopt a different understanding and consider the exchange of Ambev shares and ADSs for the new Newbev common shares and ADSs as an event giving rise to a taxable gain in Brazil. In this case, the transaction would be viewed as a disposal of shares outside of a stock exchange environment, and income tax would be imposed on the gain at a rate of 15% or 25%, according to the rules described under

“—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.” Interest and penalties could also be imposed.

If the Stock Swap Merger is subject to income tax, and if the Brazilian tax authorities succeed in a tax assessment regarding this matter, Newbev could be held liable for not having withheld and paid the withholding income tax, plus interest and penalties, if any. In such a case, the withholding income tax would be computed on a grossed- up basis (resulting in an effective tax rate of 17.65% or 33.33% as the case may be), and Newbev reserves the right to seek reimbursement of any amounts spent with respect to any such tax assessment, except for any applicable late penalties and interest, though no assurance can be given that in such a case Newbev would be successful in obtaining the referred reimbursements.

Any gain earned by Non-Brazilian Holders of Ambev common shares relating to their exercise of appraisal rights in connection with the Stock Swap Merger (which under applicable Brazilian law is treated as a disposition of those shares by those holders in exchange for a cash payment from Ambev) will be subject to Brazilian income tax according to the same rules applicable to a sale or disposition of Newbev common shares. See “—Taxes Relating to the Ongoing Ownership and Subsequent Disposition of Newbev Common Shares and ADS—Income Tax on Gains Arising from the Subsequent Disposition of Newbev Common Shares and ADSs.”

Other Brazilian Taxes

Brazilian law imposes a tax on foreign exchange transactions relating to the conversion of reais into foreign currency and of foreign currency into reais, or IOF/Exchange Tax. No IOF/Exchange Tax should apply to the exchange by Non-Brazilian Holders of Ambev shares and ADSs for new Newbev common shares and ADSs in the Stock Swap

EXHIBIT 2: DRAFT OPINION OF LEFOSSE

Rua Tabapuã, 1227 -14th floor 04533-014 Itaim Bibi São Paulo – SP Telephone (+55) 11 3024 6100 Facsimile (+55) 11 3024 6200

To

Ambev S.A.

Rua Dr. Renato Paes de Barros, 1,017, 3rd Floor

CEP: 04530-001, São Paulo, SP, Brazil

Att: Carolina Pecorari

Ref: Stock Swap Merger

São Paulo,

Ladies and Gentlemen:

We have acted as Brazilian tax counsel to Ambev S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Brazil”), in connection with the proposed Stock Swap Merger (incorporação de ações) of Companhia de Bebidas das Américas – Ambev, a corporation (sociedade anônima) organized under the laws of Brazil, with Ambev S.A., and the related preparation and filing by Ambev S.A. with the United States Securities and Exchange Commission (the “Commission”), under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of a Registration Statement on Form F-4 (as may be amended from time to time, the “Registration Statement”).

We hereby confirm that the discussions set forth in the Registration Statement under the caption “Part Five - The Stock Swap Merger - Material Brazilian Tax Considerations” and in the last risk factor under the caption “Part Three - Risk Factors - Risks Related to the Stock Swap Merger,” insofar as such discussions constitute summaries of Brazilian law, reflect our opinion and fairly summarize the matters referred to therein based on what is expressed in Brazilian law in force as of the date of this letter.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to any related supplemental registration statement filed pursuant to the rules applicable thereto and to the reference to our name in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Yours sincerely

Lefosse Advogados

EXHIBIT 3: DRAFT OPINION OF S&C

TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

Ambev S.A.,

Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001,

São Paulo, SP, Brazil.

Ladies and Gentlemen:

We have acted as special counsel to Ambev S.A. (“Newbev”), a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Brazil”), in connection with the summary of the material U.S. federal income tax consequences of the stock swap merger (the “Stock Swap Merger”) of Companhia de Bebidas das Américas, a corporation (sociedade anônima) organized under the laws of Brazil (“Ambev”), with Newbev, as described in the prospectus of Newbev, which is included in the registration statement (the “Registration Statement”) filed on or about the date hereof on Form F-4 by Newbev in connection with the Stock Swap Merger.

For purposes of this opinion, we have examined and relied upon the Registration Statement; the letters to us from Newbev and Ambev dated                      (the “Letters”), which we assume are and will continue to be correct without regard to any qualification as to knowledge, intention or belief at the effective time of the Stock Swap Merger; and any other documents as we have deemed necessary or appropriate, and we have assumed with your consent the following:

(1) the representations contained in the Registration Statement and the Letters and any other documents we reviewed will be true, correct and complete as of the effective time of the Stock Swap Merger in all material respects;

(2) any and all obligations imposed by the Registration Statement and any other documents we reviewed have been or will be performed or satisfied in accordance with their terms in all material respects; and

(3) the Stock Swap Merger, at its respective effective time, will be consummated in the manner described in the Registration Statement in all material respects.

We hereby confirm to you that, insofar as they purport to describe provisions of federal income tax law of the United States presently applicable to holders of common shares, preferred shares or American Depositary Shares (“ADSs”) of Ambev that exchange their common shares, preferred shares or ADSs of Ambev for the common shares or ADSs of Newbev pursuant to the Stock Swap Merger, the statements set forth under the caption “Tax Considerations—Material U.S. Federal Income Tax Considerations” in the Registration Statement constitute our opinion and are accurate in all material respects.

This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Stock Swap Merger under any other laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to any related supplemental registration statement filed pursuant to the rules applicable thereto and to the reference to our name in the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,